Exhibit 99.1

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

     SEPTEMBER 30, 2013
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

THE ACCOMPANYING INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013 HAVE NOT BEEN REVIEWED OR AUDITED BY THE COMPANY’S AUDITORS.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

“Paul Shatzko”

Paul Shatzko
Chairman and Director
November 21, 2013

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

BALANCE SHEETS
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

	September 30,	December 31,
	2013	2012
	$	$
ASSETS

Current
Cash	1,414	1,764
Prepaid expenses (Note 7)	-	2,085
Other receivable	533	1,295
	1,947	5,144
Equipment, net of depreciation (Note 3)	-	671

	1,947	5,815

LIABILITIES

Current
Accounts payable	182,814	196,658
Loans payable (Note 5)	90,077	43,600
Due to related parties (Note 7)	6,126	6,126
	279,017	246,384

STOCKHOLDERS’ DEFICIT

Capital Stock (Note 6)
Authorized:
Unlimited common voting shares without par value
Issued:
13,742,223 common shares (December 31, 2012 – 13,742,223)	13,490,513	13,490,513

Additional paid in capital	3,346,366	3,308,866

Deficit accumulated during the exploration stage	(17,113,949)	(17,039,948)
	(277,070)	(240,569)

	1,947	5,815

CONTINGENCIES AND COMMITMENTS (Notes 1 and 4)
SUBSEQUENT EVENT (Note 10)

Approved by the Board of Directors:

/s/“Paul Shatzko”	/s/“James Turner”

The accompanying notes are an integral part of these unaudited interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

	THREE MONTHS		NINE MONTHS		June 16, 1995
	ENDED SEPT. 30,		ENDED SEPT. 30,		(inception) to
					Sept. 30,
	2013	2012	2013	2012	2013
	$	$	$	$	$
Expenses
Depreciation	-	53	79	159	7,252
Consulting	-	-	7,000	-	279,950
Consulting – stock based compensation	-	-	-	-	2,926,980
Financing fee – stock based compensation	-	-	-	-	90,096
Interest and bank charges	60	948	2,712	2,207	31,069
Management fees (Note 7)	7,500	15,000	37,500	45,000	1,253,154
Mineral property costs	-	(243)	-	(70,169)	11,324,777
Office and sundry	10,906	3,972	19,358	27,628	645,212
Professional fees	1,500	269	6,514	21,785	665,697
Travel and promotion	-	1,830	246	2,333	310,297

Gain/(Loss) Before Other Items	(19,966)	(21,829)	(73,409)	(28,943)	(17,534,484)

Fair value adjustment of derivative liabilities	-	-	-	1,115	333,965
Gain on write-off of debt	-	-	-	-	20,000
Loss on disposal of assets	(592)	-	(592)	-	(592)

Gain/(Loss) Before Income Taxes	(20,558)	(21,829)	(74,001)	(27,828)	(17,181,111)

Deferred income tax recovery	-	-	-	-	67,162

Net Loss and Comprehensive Loss	(20,558)	(21,829)	(74,001)	(27,828)	(17,113,949)

Loss Per Share, basic and diluted	$0.00	$0.00	$0.00	$0.00

Weighted Average Common Shares Outstanding	13,742,223	13,742,223	13,742,223	12,476,310

The accompanying notes are an integral part of these unaudited interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Share issued for cash	1	1	-	-	-	1
Loss for the period	-	-	-	-	(38,624)	(38,624)
Balance, December 31, 1995	1	1	-	-	(38,624)	(38,623)
Shares issued for cash	913,000	276,500	-	-	-	276,500
Loss for the year	-	-	-	-	(210,592)	(210,592)
Balance, December 31,1996	913,001	276,501	-	-	(249,216)	27,285
Loss for the year	-	-	-	-	(74,529)	(74,529)
Balance, December 31, 1997	913,001	276,501	-	-	(323,745)	(47,244)
Loss for the year	-	-	-	-	(60,148)	(60,148)
Balance, December 31, 1998	913,001	276,501	-	-	(383,893)	(107,392)
Loss for the year	-	-	-	-	(70,046)	(70,046)
Balance, December 31, 1999	913,001	276,501	-	-	(453,939)	(177,438)
Loss for the year	-	-	-	-	(66,855)	(66,855)
Balance, December 31, 2000	913,001	276,501	-	-	(520,794)	(244,293)
Loss for the year	-	-	-	-	(58,749)	(58,749)
Balance, December 31, 2001	913,001	276,501	-	-	(579,543)	(303,042)
Forgiveness of amounts due to related party	-	-	-	200,671	-	200,671
Loss for the year	-	-	-	-	(59,428)	(59,428)
Balance, December 31, 2002	913,001	276,501	-	200,671	(638,971)	(161,799)
April 25, 2003 – shares issued for mineral property	600,000	60,000	-	-	-	60,000
Loss for the year	-	-	-	-	(319,515)	(319,515)
Balance, December 31, 2003	1,513,001	336,501	-	200,671	(958,486)	(421,314)
February 5, 2004 – shares issued for cash at $2.20 per share	99,750	219,450	-	-	-	219,450
February 5, 2004 – deferred tax recovery on 10,800 flow-through shares	-	(2,376)	-	-	-	(2,376)
June 8, 2004 – shares issued for cash at $4.04 per share	69,800	282,331	-	-	-	282,331
August 24, 2004 – stock options exercised at $3.30 per share	10,000	32,983	-	-	-	32,983

The accompanying notes are an integral part of these unaudited interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$
December 31, 2004 – shares issued for cash at $1.80 per share inclusive of 13,250 shares as finders’ fees	294,800	510,876	-	-	-	510,876
August 24, 2004 – shares issued for mineral property database at $3.90 per share	15,000	58,788	-	-	-	58,788
September 24, 2004 – shares returned on cancellation of escrow	(375,000)	(7,500)	-	7,500	-	-
Stock based compensation	-	-	-	421,000	-	421,000
Loss for the year	-	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	1,627,351	1,431,053	-	629,171	(1,914,932)	145,292
January 6, 2005, refund for overpayment in 2004 private placement	-	(3,000)		-	-	(3,000)
March 21, 2005, shares issued for property acquisition at US $3.00 per share	12,500	45,604	-	-	-	45,604
Sept. 22, 2005, flow-through shares Issued at $2.00 per share	29,500	59,000	-	-	-	59,000
September, 2005, deferred tax recovery on 29,500 flow-through shares	-	(20,119)		-	-	(20,119)
Sept. 22, 2005, units issued at US $1.50 per unit	55,000	97,152	-	-	-	97,152
Oct. 7, 2005, units issued at US $1.10 per unit	127,500	165,154	-	-	-	165,154
Oct.-Dec 2005, shares issued on exercise of stock options at US $1.50 per share	25,000	44,147		-	-	44,147
Oct. 2005, shares issued on exercise of warrants at $3.00 per share	5,000	15,000	-	-	-	15,000

The accompanying notes are an integral part of these unaudited interim financial statements.

     ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Nov. 17, 2005, units issued at US $1.50 per share inclusive of 20,000 shares finders’ fees	553,334	944,800	-	-	-	944,800
Stock based compensation	-	-	-	163,400	-	163,400
Forgiveness of amounts due to related party	-	-	-	102,327	-	102,327
Obligation to issue shares	-	-	8,638,667		-	8,638,667
Loss for the year		-	-	-	(10,068,841)	(10,068,841)
Balance, December 31, 2005	2,435,185	2,778,791	8,638,667	894,898	(11,983,773)	328,583
January 3, 2006, shares issued for property acquisition at a market price of US $1.50 per share	4,888,889	8,638,667	(8,638,667)	-	-	-
Jan.-Aug. 2006, shares issued on exercise of stock options at US $1.50 per share	41,000	69,317	-	-	-	69,317
February 2006, shares issued on exercise of warrants at $3.00 per share	74,450	223,350	-	-	-	223,350
March 7, 2006, shares issued for property acquisition at US $3.60 per share	12,500	51,772	-	-	-	51,772
May 24, 2006, shares issued for flow-through private placement at US $2.50 per share	34,000	93,585	-	-	-	93,585
Aug.-Nov. 2006, shares issued on exercise of warrants at US $2.50 per share	95,500	269,149	-	-	-	269,149
Dec. 2006, shares issued for flow-through private placement at $2.30 per share	20,000	46,000	-	-	-	46,000
Stock based compensation	-	-	-	2,027,384	-	2,027,384
Deferred tax recovery on 54,000 flow-through shares	-	(44,667)		-	-	(44,667)
Loss for the year	-	-	-	-	(2,973,161)	(2,973,161)
Balance, December 31, 2006	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312

The accompanying notes are an integral part of these unaudited interim financial statements.

     ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2006, carried forward	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312
March 12, 2007, shares issued for Property option payment at market price of US$3.00 per share	50,000	175,530	-	-	-	175,530
March 27, 2007, shares issued for options exercise at US$1.50 per share	5,000	8,760	-	-	-	8,760
March 31, 2007, shares issued for Private Placement at US$1.50 per share net of finder’s fee of $4,537	26,669	41,647	-	-	-	41,647
Stock based compensation	-	-	-	113,074	-	113,074
April 3, 2007, shares issued for Options exercise at US$1.50 per share	5,000	8,507	-	-	-	8,507
June 18, 2007, shares issued for debt at US$2.00 per share	10,000	23,306		-	-	23,306
Loss for the year	-	-	-	-	(598,783)	(598,783)
Balance, December 31, 2007	7,698,193	12,383,714	-	3,035,356	(15,555,717)	(136,647)
Loss for the year	-	-	-	-	(414,840)	(414,840)
Balance, December 31, 2008	7,698,193	12,383,714	-	3,035,356	(15,970,557)	(551,487)

The accompanying notes are an integral part of these unaudited interim financial statements.

     ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2008, carried forward	7,698,193	12,383,714	-	3,035,356	(15,970,557)	(551,487)
Subscriptions received	-	-	26,375	-	-	26,375
June 22, 2009, shares issued for Private Placement at US$0.15 per share	4,037,500	683,057	-	-	-	683,057
Transfer derivative liability for warrants granted in the year	-	(339,311)	-	-	-	(339,311)
Warrants exercise at US$0.20 per share during the year	353,000	74,692	-	-	-	74,692
Transfer derivative liability for warrants exercised in the year	-	59,689	-	-	-	59,689
July 24, 2009, shares returned to treasury in exchange for US$85,000 cash payment	(4,500,000)	(95,753)	-	-	-	(95,753)
December 16, 2009, shares issued
For amendment to property option agreement at a market price of US$0.395 per share	150,000	62,260	62,260	-	-	124,520
Stock based compensation		-	-	228,510	-	228,510
Loss for the year (restated – Note 12)	-	-	-	-	(1,092,043)	(1,092,043)
Balance, December 31, 2009	7,738,693	12,828,348	88,635	3,263,866	(17,062,600)	(881,751)

The accompanying notes are an integral part of these unaudited interim financial statements.

     ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2009, carried forward	7,738,693	12,828,348	88,635	3,263,866	(17,062,600)	(881,751)
February 3, 2010, shares issued for amendment to property option agreement at a market price of US$0.395 per share	150,000	62,260	(62,260)	-	-	-
February 18, 2010, shares issued for private placement at US$0.15 per share, net of finance fee	1,613,162	247,214	(26,375)	-	-	220,839
Transfer derivative liability for warrants granted in the year	-	(125,435)	-	-	-	(125,435)
Warrants exercise at US$0.20 per share during the year	766,248	159,620	-	-	-	159,620
Transfer derivative liability for warrants exercised in the year	-	134,800	-	-	-	134,800
Income for the year	-	-	-	-	263,194	263,194
Balance, December 31, 2010	10,268,103	13,306,807	-	3,263,866	(16,799,406)	(228,733)
February 22, 2011, shares issued for property option payment at US$0.15 per share market price	100,000	15,000	-	-	-	15,000
Loss for the year	-	-	-	-	(189,503)	(189,503)
Balance, December 31, 2011	10,368,103	13,321,807	-	3,263,866	(16,988,909)	(403,236)
April 13, 2012, units issued for private placement at $0.05 per share	3,074,120	153,706	-	-	-	153,706
April 20, 2012, shares issued for property at $0.05 per share	300,000	15,000	-	-	-	15,000
Recognition of 9 months management fees $5,000/month	-	-	-	45,000	-	45,000
Loss for the year	-	-	-	-	(51,039)	(51,039)
Balance, December 31, 2012	13,742,223	13,490,513	-	3,308,866	(17,039,948)	(240,569)

     ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2012, carried forward	13,742,223	13,490,513	-	3,308,866	(17,039,948)	(240,569)
Recognition of 6 months management fees $5,000/month	-	-	-	30,000	-	30,000
Recognition of 3 months management fees $2,500/month	-	-	-	7,500	-	7,500
Loss for the period	-	-	-	-	(74,001)	(74,001)
Balance, September 30, 2013	13,742,223	13,490,513	-	3,338,866	(17,113,949)	(277,070)

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

					June 16, 1995
	THREE MONTHS		NINE MONTHS		(inception)
	ENDED SEPT. 30,		ENDED SEPT. 30,		to
	2013	2012	2013	2012	Sept. 30, 2013
	$	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss for the period	(20,558)	(21,829)	(74,001)	(27,828)	(17,113,949)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	-	53	79	159	7,252
Stock based compensation	-	-	-	-	3,017,076
Shares issued for mineral property acquisition	-	15,000	-	15,000	9,184,881
Shares issued for debt	-	-	-	-	23,306
Non-cash management fees	7,500	15,000	37,500	30,000	82,500
Deferred tax recovery	-	-	-	-	(67,162)
Fair value adjustment of derivative liabilities	-	-	-	(1,115)	(333,965)
Gain on write-off of debt	-	-	-	-	(20,000)
Loss on disposal of assets	592	-	592	-	592
Changes in non-cash operating working capital items:
Prepaid expenses	-	(215)	2,085	(215)	-
Other receivables	425	56,631	762	(760)	(533)
Accounts payable and accrued liabilities	(9,561)	(12,463)	(13,844)	705	202,814
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(21,602)	(33,177)	(46,828)	15,946	(5,016,122)

CASH FLOWS USED IN INVESTING ACTIVITIES
Legal settlement	-	-	-	-	(95,753)
Equipment	-	-	-	-	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	-	-	-	-	(103,598)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan payable	2,522	(5,028)	46,477	(39,868)	90,077
Due to related parties	-	(13,310)	-	(115,846)	309,124
Net proceeds on sale of common stock	-	-	-	153,706	4,722,999
Obligation to issue shares	-	-	-	-	-
NET CASH FLOWS FROM FINANCING ACTIVITIES	2,522	(18,338)	46,477	(2,008)	5,122,200

INCREASE (DECREASE) IN CASH	(19,080)	14,839	(350)	13,938	20,494
CASH, BEGINNING OF PERIOD	20,494	377	1,764	1,278	-

CASH, END OF PERIOD	1,414	15,216	1,414	15,216	1,414

SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING
AND FINANCING ACTIVITIES (Note 8)

The accompanying notes are an integral part of these interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Organization
The Company was incorporated in the Province of British Columbia, Canada on June 16, 1995. The Company is in the business of mineral exploration. The address of the Company’s registered and records offices are Suite 1500, 1055 West Georgia St., PO Box 11117., Vancouver, British Columbia, V6E 4N7. The Company’s shares are publically traded on the Over-The-Counter Bulletin Board in the United States. The Company is a reporting issuer in both the United States and in British Columbia.

Exploration Stage Activities
The Company has not produced any revenues from its principal business or commenced significant commercial operations and is considered an exploration stage company as defined by SEC Guide 7 with reference to Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) topic 915. In the exploration stage, management devotes most of its activities to conducting exploratory programs and developing business plans.

Going Concern Uncertainty
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business. The Company has accumulated a net loss of $17,113,949 since its inception. There is a wording capital deficiency of $277,070 and the Company has no sources of operating revenue. The continuance of the Company is dependent upon its ability to obtain additional financing as needed to pursue new business opportunities and ultimately upon generating profitable operations from its mineral property exploration and development activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has plans to seek additional capital through private placements of its common stock and loans from related parties to fund expenditures for the next year. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting policies followed in the preparation of the September 30, 2013 unaudited interim financial statements are consistent with those used in the preparation of the annual audited financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the most recent year, December 31, 2012, as reported in Form 20-F, have been omitted. Operating results for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

1

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

3.	EQUIPMENT

	Nine months ended September 30, 2013			Year ended December 31, 2012
	Cost	Accumulated	Net Book	Cost	Accumulated	Net Book
		depreciation	Value		depreciation	Value
	$	$	$	$	$	$
Office furniture	-	-	-	2,812	2,388	424
Computer equipment	-	-	-	5,033	4,786	247
	-	-	-	7,845	7,174	671

During the nine month period ended September 30, 2013, the Company disposed of its office furniture and computer equipment for a loss of $592.

4.	MINERAL EXPLORATION PROPERTIES

(b)	Doran Property, Quebec

i)

By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties in south-central Quebec (the “Doran Property”) in exchange for cash payments of $220,000, the issuance of 75,000 common shares and the expenditure of $1,000,000 on the Doran Property over three years, as follows:

a.	$35,000 and 12,500 common shares within ten business days of the date of approval of the agreement (paid and issued);
b.	$35,000 and 12,500 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);
c.	$75,000 (paid) and 25,000 common shares on or before March 15, 2007 (issued); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. (“Abbastar”) – Note 4b iii); and
d.

$75,000 (paid by Abbastar – Note 4b iii) and 25,000 common shares on or before March 15, 2008 (issued); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar – Note 4b iii).

All the above terms have been met and the Company earned 100% interest in the property subject to Abbastar’s interest (Note 4b iii)). The Company has allowed certain claims to lapse, and at December 31, 2012 held a total of 18 claims. During the period ended September 30, 2013, a further 15 claims lapsed to leave 3 claims in good standing.

ii)	The property interest is subject to a 2.5% Net Smelter Return (NSR). The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

2

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL EXPLORATION PROPERTIES (continued)

iii)

On February 13, 2007 the Company entered into an option agreement (the “Option”) with Abbastar, a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 (received) Abbastat incurring exploration expenditures of $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the NSR on the Doran Property). The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

a.	20% interest by spending $500,000 in exploration costs on or before February 13, 2008 (incurred);
b.	15% additional interest by expending an additional $1,000,000 on or before February 13, 2009 (incurred);
c.	15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
d.	20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

As of September 30, 2013, Abbastar had earned a 35% interest in the Doran property but has allowed the balance of their option to expire.

5.	LOANS PAYABLE

On September 16, 2010, an arms length party loaned the Company $26,280 (2012: $24,872) (US $25,000) for an initial period of 90 days bearing interest at 12% per annum. The loan is unsecured. The loan has been amended to be payable on demand. As at September 30, 2013, accrued interest of $8,796 (2012 - $6,844) was included on the loan payable.

During the year ended December 31, 2011, a non-arms length party loaned the Company $10,000 for an initial period of 90 days bearing interest at 12% per annum. The loan is unsecured. The loan has been amended to be payable on demand. As at September 30, 2013, accrued interest of $2,479 (2012 - $1,884) was included in the loan payable.

On June 27, 2013, the Company entered in a loan agreement with a non-related party in the amount of $42,523 which is unsecured, bears interest at 0.5% per annum compounded annually and is due on demand within 15 days written notice.

3

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

6.	CAPITAL STOCK

a)	Issued Shares

Pursuant to a non-brokered private placement, the Company issued at total of 3,074,120 Units on April 13, 2012 for total proceeds of $153,706 at $0.05 per unit. Each unit consists of one common share of the Company and one half share purchase warrant. Each whole warrant is exercisable on or before April 13, 2013 at a price of $0.10 per share and on or before April 13, 2014 at a price of $0.15 per share.

On March 30, 2012, the Company agreed to purchase the 10% interest earned by Ansell Capital in the Pires Gold Project for $10,000 cash and the issuance of 300,000 shares from treasury. The shares have been issued at a fair value of $0.05 per common share.

During the year ended December 31, 2012, the Company recorded $45,000 for management fees waived as an increase to additional paid in capital.

During the nine month period ended September 30, 2013, the Company recorded $37,500 for management fees waived as an increase to contributed surplus.

b)	Stock Options

In February 2004, the Company implemented a Stock Option Plan (“SOP”) for its officers, directors and employees to allow for up to 160,000 share purchase options to be granted at US $2.50 per share, for a period not to exceed five years. In November 2004, the SOP was amended to provide for the issuance of up to 220,000 incentive stock options to directors, officers, employees and non-investor relations consultants.

There are no options outstanding as at September 30, 2013 and the year ended December 31, 2012.

c)	Warrants

On January 25, 2010, pursuant to a private placement, 1,613,162 warrants at an exercise price of US $0.25 per share were issued. Each warrant was exchangeable for one common share and expired on January 25, 2011. During the year ended December 31, 2011, the expiry date of the warrants was extended one year to January 25, 2012 with no other changes to the terms of the warrants. The fair value of the term extension was calculated to be $63,708 using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 164%, (3) risk free interest rate of 1.32% and, (4) expected life of 1 year. The $63,708 was recorded as a stock-based financing fee. These warrants expired unexercised on January 25, 2012.

4

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

6.	CAPITAL STOCK (continued)

c)	Warrants (continued)

On April 13, 2012, pursuant to a private placement, 1,537,060 warrants at an exercise price of $0.10 in the first year and $0.15 in the second year were issued. Activity in warrants is summarized as follows:

			Weighted
	Warrants	Weighted Average	Average
	Outstanding	Exercise Price	Life
Balance, December 31, 2010 and 2011	1,613,162	US $0.25	0.07
Issued during the year	1,537,060	$0.10/$0.15	1.00/2.00
Exercised during the year	-	-	-
Expired during the year	(1,613,162)	US $0.25	-
Balance, December 31, 2012	1,537,060	$0.10/$0.15	0.28/1.28
Exercised during the period	-	-	-
Balance, September 30, 2013	1,537,060	$0.15	0.53

7.	RELATED PARTY TRANSACTIONS

Amounts payable to related parties as of September 30, 2013 of $6,126 (December 31, 2012 - $6,126) are owing to directors, former directors, a company controlled by an officer and to a public company with former directors in common, for management fees, consulting fees and for expenses paid on behalf of the Company. The amounts are non-interest bearing, unsecured, and have no fixed terms of repayment.

During the period ended September 30, 2013, the Company incurred $37,500 (September 30, 2012 - $45,000) in management fees to its directors and officers. Effective April 1, 2012, the directors of the Company agreed to waive their management fees until the Company has the financial resources to extinguish their debt. In accordance with U.S. GAAP, the Company recorded $37,500 (September 30, 2012 - $45,000) in management fees as an increase to additional paid-in capital.

During the period ended September 30, 2013, the Company incurred $2,000 (September 30, 2012 - $nil) in consulting fees to certain directors of the Company.

During the period ended September 30, 2013, the Company advanced $nil (December 31, 2012 - $1,001) to a director of the Company for expenses to be incurred.

The above transactions have been recorded at their exchange amount being the amount of consideration established and agreed to by the related parties.

8.	SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

	Period ended	Period ended
	Sept. 30, 2013	Sept. 30, 2012
Cash paid during the year for:	$	$
Interest	-	500
Income taxes	-	-

The Company did not have any non-cash transactions during the periods ended September 30, 2013 and 2012.

5

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2013
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

9.	FINANCIAL INSTRUMENTS

The FASB ASC topic 820 on fair value measurement and disclosures establishes three levels of inputs that may be used to measure fair value: quoted prices in active markets for identical assets or liabilities (referred to as Level 1), observable inputs other than Level 1 that are observable for the asset or liability either directly or indirectly (referred to as Level 2), and unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities (referred to as Level 3).

The carrying values and fair values of the Company’s financial instruments are as follows:

		SEPTEMBER 30, 2013		DECEMBER 31, 2012
		CARRYING	FAIR	CARRYING	FAIR
	LEVEL	VALUE	VALUE	VALUE	VALUE
Financial assets
Cash	1	$1,414	$1,414	$1,764	$1,764
Other receivable	3	533	533	1,295	1,295
		$1,947	$1,947	$3,059	$3,059
Financial liabilities
Accounts payable	3	$182,814	$182,814	$196,658	$196,658
Loans payable	3	90,077	90,077	43,600	43,600
Due to related parties	3	6,126	6,126	6,126	6,126
		$279,017	$279,017	$246,384	$246,384

6